[Letterhead of Pegasus Investment Corp.]



United States Securities and Exchange Commission
Washington, D.C. 20549

RE:      Pegasus Investment Corp.
         Form SB-2
         Filed February 2, 2000
         File No. 333-95961



Dear Madam or Sir:


The purpose of this letter is to request the withdrawal of the aforementioned registration statement in compliance with Rule 477 of the Securities Act. The undersigned corporation requests the withdrawal as it believes same to be in the best interest of the public and the corporation.

                                             Very truly yours,

                                             /s/ Timothy P. Halter
                                                 -------------------
                                                 Timothy P. Halter
                                                 President



CC:  Bill Underhill, Esq.